Mail Stop 3561
      April 20, 2006

Bruce S. Kaiserman, Esq.
Credit Suisse First Boston Mortgage Acceptance Corp.
11 Madison Avenue
New York, New York 10010

Re:	Credit Suisse First Boston Mortgage Acceptance Corp.
	Registration Statement on Form S-3
	Filed March 28, 2006
      File No. 333-132765

Dear Mr. Kaiserman,

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3
General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. We note that your base prospectus indicates that the trusts may include private mortgage-backed securities and agency securities. However, your prospectus supplement does not contemplate a pool that includes such securities. Please include a bracketed placeholder for information if you include those securities.
5. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Prospectus Supplement

Cover Page
6. Please highlight the cross-reference to the risk factors section by prominent type or other manner. Refer to Item 501 of Regulation
S-K and Item 1102 of Regulation AB.
7. Please add a bracketed placeholder for credit enhancement or other support for the transaction.

Summary
8. Please include a brief summary of how losses not covered by credit enhancement will be allocated. Refer to Item 1102(a)(3)(ix) of Regulation AB.
9. Please summarize the events that can trigger liquidation or amortization of the asset pool or other performance triggers. Refer to Item 1103(a)(3)(vii) of Regulation AB.
10. We note your reference to the swap counterparty on page 7. Please provide a brief summary of the type of swap you intend to use.
Refer to Item 1103(a)(3)(ix) of Regulation AB.
Important Notice About Information, page 18
11. We note your disclosure that if the description of the certificates in the prospectus supplement differs from that described in the prospectus, that the investor should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly
The Mortgage Pool, page 19
12. If delinquent assets will be included in the pool, please confirm that delinquent assets in the asset pool being securitized will not constitute 20% or more, as measured by dollar volume, of the asset pool as of the measurement date. Please refer to General Instructions I.B.5 to Form S-3.
13. Please disclose the delinquency and loss information on the receivables included in the trust pool being securitized through the point that assets are charged off as uncollectible pursuant to 1100(b)(1) of Regulation AB.

Underwriting Standards, page 24
14. Please delete the third paragraph of this section. The issuer and underwriter may not disclaim this information in the registration statement. Remove all similar disclaimers elsewhere in the filing.

Prospectus Supplement 2

Representations, page 18
15. Please revise the disclosure here or on page 5 under "Removal, Substitution and Repurchase of A Mortgage Loan" regarding the number of days the sponsor has to cure defects for consistency.

Base Prospectus

Exchangeable Securities, page 37
16. Provide bracketed disclosure in the prospectus supplement for the exchangeable securities.

Credit Support, page 75
17. Please delete the fifth full paragraph on page 79.
18. Please include a bracketed placeholder in the prospectus supplement if the financial information for any credit enhancement provider is required.

Mandatory Auctions, page 69
19. Please confirm that neither the depositor nor any of its affiliates will have any control over any mandatory auction.


      *********


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Messeret Nega at (202) 551-3316. If you need further assistance, you may contact me at (202) 551-3750.


								Sincerely,


								Max A. Webb
								Assistant Director


cc:	Via Facsimile (212) 912-7751
	Stephen S. Kudenholdt
	Thacher, Proffitt & Wood LLP

Mr. Kaiserman
Credit Suisse First Boston Mortgage Acceptance Corp.
April 20, 2006
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